Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2023

INTERIM RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the six months ended June 30, 2023 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2022. These unaudited condensed consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB4,208.0 million (US$580.3 million) for the Reporting Period, an increase of 2.5% year-over-year.

•	Loss from operations was RMB77.1 million (US$10.6 million) for the Reporting Period, compared with RMB64.5 million in the same period of last year. Operating margin was negative 1.8%, compared with negative 1.6% in the same period of last year.

•	Non-GAAP loss from operations[2] was RMB8.9 million (US$1.2 million) for the Reporting Period, compared with non-GAAP income from operations[2] of RMB51.9 million in the same period of last year. Non-GAAP operating margin was negative 0.2%, compared with positive 1.3% in the same period of last year.

•	Adjusted operating profits of E-Commerce[3] was RMB86.1 million (US$11.9 million), an increase of RMB34.2 million compared with RMB51.9 million in the same quarter of last year.

•	Adjusted operating losses of Brand Management[3] was RMB95.0 million (US$13.1 million).

•	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB103.6 million (US$14.3 million) for the Reporting Period, compared with RMB200.2 million in the same period of last year.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[4] was RMB17.5 million (US$2.4 million) for the Reporting Period, compared with non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[4] of RMB2.4 million in the same period of last year.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[5]”) were both RMB1.75 (US$0.24) for the Reporting Period, compared with both RMB3.15 for the same period of 2022.

•	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS[6] were both RMB0.30 (US$0.04) for the Reporting Period, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[6] of both RMB0.04 for the same period of 2022.

•	Cash, cash equivalents, restricted cash and short-term investments totaled RMB3,212.5 million (US$443.0 million) as of June 30, 2023, compared with RMB3,141.1 million as of December 31, 2022.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2513 to US$1.00 for the financial figures in relation to the Reporting Period, RMB6.8972 to US$1.00 for the financial figures in relation to the year ended December 31, 2022, and RMB6.6981 to US$1.00 for the financial figures in relation to the six months ended June 30, 2022, being the noon buying rate in effect on June 30, 2023, December 30, 2022 and June 30, 2022, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses, acquisition related expenses and amortization of intangible assets resulting from business acquisition.

[3]	Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management. Adjusted operating profits (losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

[4]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, gain on acquisition of subsidiaries, fair value gain on derivative liabilities and unrealized investment loss.

[5]	Each ADS represents three Class A ordinary shares.

[6]	Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash and cash equivalents	2,144,020	1,689,337	232,970
Restricted cash	101,704	59,374	8,188
Short-term investments	895,425	1,463,784	201,865
Accounts receivable, net of allowance for credit losses of RMB120,495 and RMB124,952 as of December 31, 2022 and June 30,2023, respectively	2,292,678	1,825,671	251,771
Inventories	942,997	1,018,088	140,401
Advances to suppliers	372,612	289,935	39,984
Prepayments and other current assets	554,415	610,596	84,205
Amounts due from related parties	93,270	85,390	11,776

Total current assets	7,397,121	7,042,175	971,160

Non-current assets:
Investments in equity investees	269,693	303,505	41,855
Property and equipment, net	694,446	846,327	116,714
Intangible assets, net	310,724	310,581	42,831
Land use right, net	39,490	38,977	5,375
Operating lease right-of-use assets	847,047	1,122,118	154,747
Goodwill	336,326	346,914	47,842
Other non-current assets	65,114	66,901	9,226
Deferred tax assets	162,509	203,267	28,032

Total non-current assets	2,725,349	3,238,590	446,622

TOTAL ASSETS	10,122,470	10,280,765	1,417,782

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$ (Note 1)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	1,016,071	1,123,468	154,933
Accounts payable	474,732	427,272	58,924
Notes payable	487,837	248,541	34,275
Income tax payables	46,828	26,152	3,607
Accrued expenses and other current liabilities	1,025,540	1,096,165	151,167
Derivative liabilities	364,758	358,670	49,463
Amounts due to related parties	30,434	22,886	3,156
Current operating lease liabilities	235,445	306,925	42,327

Total current liabilities	3,681,645	3,610,079	497,852

Non-current liabilities:
Deferred tax liabilities	28,082	28,367	3,912
Long-term operating lease liabilities	673,955	878,912	121,208
Other non-current liabilities	62,450	105,052	14,487

Total non-current liabilities	764,487	1,012,331	139,607

TOTAL LIABILITIES	4,446,132	4,622,410	637,459

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$ (Note 1)
Redeemable non-controlling interests	1,438,082	1,455,254	200,689

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 164,682,392 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,336,480	598,028
Treasury shares (32,353,269 and nil shares as of December 31, 2022 and June 30, 2023, respectively)	(832,578)	–	–
Accumulated deficit	(228,165)	(331,740)	(45,749)
Accumulated other comprehensive income	15,678	47,404	6,537

Total Baozun Inc. shareholders’ equity	4,084,162	4,052,245	558,830

Non-controlling interests	154,094	150,856	20,804

Total Shareholders’ equity	4,238,256	4,203,101	579,634

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,122,470	10,280,765	1,417,782

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 1)
Net revenues
Product sales	1,374,741	1,596,325	220,144
Services (including related party revenues of RMB65,835 and RMB57,371 for the six months ended June 30, 2022 and 2023, respectively)	2,731,454	2,611,632	360,161
Total net revenues	4,106,195	4,207,957	580,305

Operating expenses:
Cost of products	(1,197,863)	(1,180,137)	(162,748)
Fulfillment	(1,354,415)	(1,226,281)	(169,112)
Sales and marketing	(1,284,236)	(1,299,127)	(179,158)
Technology and content	(217,507)	(244,033)	(33,654)
General and administrative	(182,278)	(412,730)	(56,918)
Other operating income, net	65,579	77,285	10,657
Total operating expenses	(4,170,720)	(4,285,023)	(590,933)

Loss from operations	(64,525)	(77,066)	(10,628)

Other income (expenses):
Interest income	16,258	38,139	5,260
Interest expense	(33,546)	(20,718)	(2,857)
Unrealized investment loss	(94,645)	(51,874)	(7,154)
Gain on acquisition of subsidiaries	–	3,251	448
Gain on repurchase of 1.625% convertible senior notes due 2024	7,907	–	–
Exchange loss	(25,026)	(7,992)	(1,102)
Fair value gain on derivative liabilities	–	24,515	3,381
Loss before income tax and share of income in equity method investment	(193,577)	(91,745)	(12,652)
Income tax expense	(6,621)	(4,105)	(566)
Share of income in equity method investment	3,256	4,656	642
Net loss	(196,942)	(91,194)	(12,576)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 1)
Net loss attributable to non-controlling interests	6,877	4,791	661
Net income attributable to redeemable non-controlling interests	(10,098)	(17,172)	(2,368)
Net loss attributable to ordinary shareholders of Baozun Inc.	(200,163)	(103,575)	(14,283)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.05)	(0.58)	(0.08)
Diluted	(1.05)	(0.58)	(0.08)
Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(3.15)	(1.75)	(0.24)
Diluted	(3.15)	(1.75)	(0.24)

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 1)
Net loss	(196,942)	(91,194)	(12,576)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	74,393	31,726	4,375
Comprehensive loss	(122,549)	(59,468)	(8,201)

Total comprehensive loss attributable to non-controlling interests	6,877	4,791	661
Total comprehensive income attributable to redeemable non-controlling interests	(10,098)	(17,172)	(2,368)
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(125,770)	(71,849)	(9,908)

BAOZUN INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED JUNE 30, 2022 and 2023

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its VIEs (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end E-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

As of June 30, 2023, the Company’s major subsidiaries and VIE are as follows:

	Date of Incorporation/ Acquisition	Place of incorporation	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-03	PRC	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%
Baotong Inc.	19-Jun-19	Cayman	70%
Baotong Hong Kong Holding Limited	5-May-16	HK	70%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC	70%
Baozun Brand Management Limited	07-Oct-22	Hong Kong	100%
White Horse Hongkong Holding Limited	08-Oct-22	Hong Kong	100%
Gap (Shanghai) Commercial Co., Ltd.	31-Jan-23	PRC	100%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

2.	SUMMARY OF SIGNIFICANT ACCOUNGTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared and presented in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results for the full years.

In the opinion of the management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022. The financial statements as of December 31, 2022 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2022.

(b)	Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

3.	REVENUE

For the six months ended June 30,2022 and 2023, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

(i)	Disaggregation of revenues

	For the six months ended June 30,
	2022	2023
	RMB	RMB
Product sales	1,374,741	1,596,325

Services
– online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	2,697,961	2,552,541
– one-time online store design and setup services which revenues are recognized at point of time	33,493	59,091
Total revenues	4,106,195	4,207,957

(ii)	Contract Liability

The movement of the advances from customers for the six months ended June 30, 2023 were as follows:

Advances from Customers
Opening Balance as of January 1, 2023	120,858
Net increase	58,138
Ending Balance as of June 30, 2023	178,996

Revenues amounted to RMB63,677 and RMB120,858 were recognized in the six months ended June 30, 2022 and 2023 respectively, that were included in the balance of advance from customers at the beginning of the respective period.

4.	NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the six months ended June 30,
	2022	2023
	RMB	RMB
Numerator:
Net loss	(196,942)	(91,194)
Net loss attributable to non-controlling interests	6,877	4,791
Net income attributable to redeemable non-controlling interests	(10,098)	(17,172)
Net loss attributable to ordinary shareholders of Baozun Inc.	(200,163)	(103,575)

Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(1.05)	(0.58)
Diluted	(1.05)	(0.58)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(3.15)	(1.75)
Diluted	(3.15)	(1.75)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	190,413,332	177,380,516
Diluted	190,413,332	177,380,516

During the six months ended June 30,2022 and 2023, the Group had 3,688,816 and 1,848,490 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

5.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate for the first HK $2 million of profits is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. The VIE obtained the certificate of HNTE in 2017 and renewed the certificate in 2020, therefore, it is eligible for a preferential tax rate of 15% since 2017 with a valid term of three years from the year of entitlement or renewal. Other five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the condensed consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For the six months ended June 30,
	2022	2023
	RMB	RMB
Current tax	11,283	48,152
Deferred tax	(4,662)	(44,047)
Income tax expense	6,621	4,105

6.	ACCOUNT RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB
Accounts receivable	2,413,173	1,950,623
Allowance for credit losses:
Balance at beginning of the period	(118,724)	(120,495)
Additions	(1,494)	(416)
Exchange loss	(7,921)	(4,904)
Write-offs	7,644	863
Balance at end of the period	(120,495)	(124,952)
Accounts receivable, net	2,292,678	1,825,671

An aging analysis based of accounts receivable on the relevant invoice dates is as follows:

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB
0-3 months	1,969,791	1,660,818
3-6 months	154,792	66,555
6-12 months	53,365	28,803
Over 1 year	235,225	194,447
Accounts receivable, gross	2,413,173	1,950,623

7.	AGING ANALYSIS FOR ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
Accounts payable	474,732	427,272
Notes payable	487,837	248,541

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB
0-12 months	474,732	427,272
Over 1 year	–	–
Accounts payable, gross	474,732	427,272

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB
0-12 months	487,837	248,541
Over 1 year	–	–
Accounts payable, gross	487,837	248,541

8.	SHORT-TERM LOAN

The short-term loan as of December 31, 2022 and June 30, 2023 were as follows:

	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB
Short- term loan
Short-term bank borrowings	1,016,071	1,123,468

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,329,012 for the year ended December 31, 2022 and RMB4,200,000 for the six months ended June 30, 2023, which can only be used to maintain daily operation.

As of December 31, 2022, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016,071. Credit facilities in the amounts of RMB8,664 and RMB400,873 were used to issue the letters of guarantee with an aggregate amount of RMB17,342 and notes payable with an aggregate amount of RMB487,837, respectively. As such, RMB1,903,404 of the credit facilities was available for future borrowing at the end of 2022. The credit facilities will expire during 2023.

As of June 30, 2023, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,123,468. Credit facilities in the amounts of RMB74,860 and RMB238,541 were used to issue the letters of guarantee with an aggregate amount of RMB75,437 and notes payable with an aggregate amount of RMB248,541, respectively. As such, RMB2,763,131 of the credit facilities was available for future borrowing at the end of 2023. The credit facilities will expire during 2023.

9.	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2022 and 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

We are a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend to be a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms serve as a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI).

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-Commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 16 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Baozun E-Commerce (BEC)

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

•	Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

•	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

•	Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/ or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of BEC For the Six Months Ended June 30, 2023

During the first six months that ended on June 30, 2023, benefiting from a gradual consumption recovery throughout the period, beauty and cosmetics, and food and health products categories delivered double-digit growth.

Omni-channel expansion remains a key theme for our brand partners. Gross Merchandise Volume (GMV) generated from non-TMALL marketplaces and channels accounted for approximately 40.7% of total GMV during the period, compared with 31.0% for the same period of 2022. By the end of the second quarter, approximately 46.1% of our brand partners engaged with us for store operations of at least two channels, compared with 40.2% a year ago.

Baozun Brand Management (BBM)

Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China, through strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was that of GAP Greater China business. In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China with local creation capabilities on an exclusive basis.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omnichannel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving to become a successful brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP overview

GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include ensuring a smooth post-acquisition transition, refining products and merchandizing strategies, building supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

During the first six months of 2023, Gap (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”) achieved revenue of RMB513.4 million. By the end of June 30, 2023, we had 121 offline stores. While GAP stores are mainly located in first- and second-tier cities in China, the brand continues to open stores in cities with potential across China and within the region. We are planning to open up to 10 new stores this year and continue to optimize the store structure and location.

Product Management

China-for-China product is our core priority. It is critical for us to interpret the DNA of the GAP brand in a way that’s relevant for China. Our designs lean heavily on data-driven insights and are executed with a much shorter supply chain cycle. For example, we quickly tested a limited higher-priced product capsule in collaboration with one of China’s rising stars in street fashion in February 2023. This test offered an excellent opportunity to practice our integrated marketing, and we are glad to win the attention of younger audience.

Retail Management

With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Reporting Period, we continued to optimize our retail management capabilities.

For example, we established a retail-oriented mindset and appraisal system. We emphasized retail efficiency in our brand culture and values, and established a consumer-oriented retail management appraisal system to measure performance according to retail operating data. Additionally, we require our stores to strictly follow our retail policies. To enhance store competitiveness and profitability, we thoroughly examine our store opening plans and ensure compliance with our retail policies. We commit to maintaining a consistent store image across our nationwide network and to the standardization of product display equipment and POP materials, which highlight quarterly marketing themes. During the Reporting Period, we continued to upgrade our store layouts in line with our latest store image.

Supply Chain Management

Effective supply chain management plays an important role in achieving sustainable growth. As such, we pay attention to product innovation, quality control, and the responsiveness and cost- effectiveness of our supply chain. During the period, we strived to enhance our supply chain capabilities to meet consumer demands. We have identified over 30 new local manufacturers to satisfy our projected production needs. Except for global IP styles, we aim for 100% local production. We will continue to develop strategies that can enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and working capital management through the effective use of our overall infrastructure will allow us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Baozun International (BZI)

Baozun International (BZI) is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. BZI will empower brands with local market insights and critical e-commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience.

Despite the uncertainties and complexities in the global macro environment, we remain firmly committed to our globalization strategy. We work with brand partners to co-develop “Glocalization”. Glocalization is a term combining “global” and “local” and refers to our philosophy that while we pursue global opportunities, we will rely on local expertise and resources.

We plan to build an ecosystem around our technology and businesses, consisting of consumers, brands, retailers, third-party service providers, strategic alliance partners, and other businesses. BZI offers brands across several countries and regions a localized experience within the country in which they operate. In addition, BZI manages localized storefronts in different countries, making cross-border commerce easier for brands. These tailored experiences are designed to increase brand partners’ confidence in new markets and enhance consumer conversion, enabling brand partners to enter these new geographies with ease.

BZI’s First Step

Starting with Southeast Asia, we aim to serve brands and consumers around the world through both a localized and an e-commerce experience. We have set up operation offices in 6 regions, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, and France by the end of June 2023. At the same time, we recruit top and experienced talents locally. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical-specific solutions, and localized services to better serve the digitalization needs overseas.

In February 2023, we acquired a minority interest along with a board seat in Branded Lifestyle Asia Limited. Meanwhile, we and Fung Group have jointly set up a strategic technology committee to develop an enterprise-wide technology strategy and lead the digital transformation. We have already taken an exciting first step with the launch of an online store, littleground.com.sg, for Singapore. We are also in the process of working with Branded Lifestyle for similar solutions elsewhere in Asia. Our technology is an important piece of the foundation we are putting in place to build our presence in the growing e-commerce market in SEA.

PROSPECTS

2023 is shaping up to be a transformative year for Baozun. Our ongoing strategic expansion into three business lines is gradually paving the way for our second phase of growth. Throughout the past 16 years, we have successfully capitalized on two pivotal opportunities: e-commerce and China’s burgeoning consumer market. Looking ahead, we will uphold our e-commerce capabilities with high-quality development and seek out more opportunities and innovations.

BEC

As the e-commerce market matures, we are committed to establishing a more sustainable, customer-centric, and high-quality business. We view the next 12 to 18 months as a transition period for our e-Commerce business. During the transition period, we will emphasize quality of our distribution business, promote innovation of service business, integrate and improve emerging channel service capabilities and broaden our efforts to further reduce costs and improve efficiency.

BBM

Capitalizing on the competitive advantages of GAP, we will further expand our presence across China in the lifestyle market. We are able to leverage our scale and brand strength through a unique strategy to refresh and extend the reach of GAP China. We will continue to optimize profitability and enhance store efficiency, which will include upgrading more stores to the new store image, improving data analysis capabilities to formulate more accurate ordering guidance, responding to ever-changing market demands and preferences, and enhancing inventory controls.

We are confident that BBM is just beginning to tap into its potential for growth in China. We recognize the immense market opportunity that lies within China’s e-commerce and retail industry, and we are determined to strengthen our presence in this market. We aim to optimize our brand mix by seeking opportunities involving premium international brands that can complement and enhance BBM’s ability to meet the needs of each consumer. We believe the attractiveness of BBM’s playbook will continue to create strategic opportunities to bring additional brands onto our platform across an increasingly diversified range of categories.

BZI

Our future success and our core strategy encompass our capability to expand into more regions, enhance our ecosystem and partner programs, offer more sales channels that connect brand partners with their specific target audience, develop new solutions to extend our services, hire, retain, and motivate qualified personnel, and build with a focus on maximizing long-term value.

Technology is the key to the achievement of the “glocalization” strategy. To support the glocalization initiatives of our e-commerce businesses, we plan to continue developing critical capabilities and infrastructure, including OMS, WMS, CRM, etc. in order to drive differentiated and superior experience for our brand partners in key strategic markets.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Six months ended June 30,
	2023		2022		Growth
Net Revenues	RMB’000%		RMB’000%		Rate %
Product sales	1,596,325	37.9%	1,374,741	33.5%	16.1%
Services	2,611,632	62.1%	2,731,454	66.5%	-4.4%

Total	4,207,957	100.0%	4,106,195	100.0%	2.5%

For the Reporting Period, the total net revenues of the Group were approximately RMB4,208.0 million (US$580.3 million) (June 30, 2022: RMB4,106.2 million), representing an increase of approximately 2.5% as compared with the same period in 2022, mainly due to the incremental revenue contribution from BBM, a new business line the Company launched in the first quarter of 2023.

Revenue from product sales

The increase in the revenue from product sales during the Reporting Period as compared with the same period last year was mainly due to the incremental contribution from product sales of BBM, which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales; and partially offset by the decline from BEC as the weak performance in the appliance and electronics categories, as well as the Company’s optimization of its product distribution model, especially in the category of electronics. Product sales including product sales from E-Commerce and Brand Management of RMB1,083.1 million and RMB513.2 million for the six months period ended June 30, 2023, respectively, compared with product sales from e-Commerce of RMB1,374.7 million for the six months period ended June 30, 2022.

Revenue from services

The decrease in revenue from services during the Reporting Period as compared with the same period last year was mainly due to a revenue reduction of RMB102.2 million from warehousing and fulfillment due to the disposal of a loss-making subsidiary during the same period in 2022. Excluding the impact of disposal, service revenue decreased 0.7% year over year, basically remaining stable.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB1,180.1 million for the Reporting Period (US$162.7 million) (June 30, 2022: RMB1,197.9 million). The decrease in cost of products during the Reporting Period as compared to the same period last year was mainly attributable to the decline in product sales of BEC, partially offset by the incremental cost of product from BBM.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 9.5% from RMB1,354.4 million (US$202.2 million) for the six months ended June 30, 2022 to RMB1,226.3 million (US$169.1 million) for the Reporting Period. The decrease was primarily due to a reduction of RMB136.2 million in freight expenses resulting from the Company’s divesture of a subsidiary of its warehouse and supply chain businesses in the same period in 2022 and additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 1.2% from RMB1,284.2 million (US$191.7 million) for the six months ended June 30, 2022 to RMB1,299.1 million (US$179.2 million) for the Reporting Period, primarily attributable to the incremental sales and marketing expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 12.2% from RMB217.5 million (US$32.5 million) for the six months ended June 30, 2022 to RMB244.0 million (US$33.7 million) for the Reporting Period, primarily due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses increased by 126.4% from RMB182.3 million (US$27.2 million) for the six months ended June 30, 2022 to RMB412.7 million (US$56.9 million) for the Reporting Period. The increase was primarily due to an incremental expense of RMB177.4 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit, brand management and overseas expansion and disposal of a warehouse and supply chain businesses subsidiary.

Other Operating Income, Net

Our other operating income mainly consists of cash subsidies received by the subsidiaries of the Group in the People’s Republic of China (the “PRC”) from local governments as incentives for conducting business in certain local districts. The other operating income increased by 17.9% from RMB65.6 million (US$9.8 million) for the six months ended June 30, 2022 to RMB77.3 million (US$10.7 million) for the Reporting Period, primarily attributable to the incremental other operating income of RMB8.4 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

Other Income (Expenses)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment losses, gain on acquisition of subsidiaries, gain on repurchase of 1.625% convertible senior notes due 2024, fair value gain on derivative liabilities and exchange losses. For the Reporting Period, other expenses (net) were approximately RMB14.7 million (US$2.0 million), representing a decrease of approximately 88.6% from approximately RMB129.1 million (US$19.3 million) for the six months ended June 30, 2022. This decrease was primarily driven by a lower unrealized investment loss in both iClick Interactive Asia Group Limited, a public company listed on the Nasdaq Global Market that the Company invested in January 2021; the gain in the fair value on derivative liabilities in connection with the equity interest of Baotong Inc., issued to Cainiao Smart Logistics Investment Limited; as well as the increase in the net interest income.

Income Tax Expense

For the Reporting Period, our income tax expense was RMB4.1 million (US$0.6 million) as compared to RMB6.6 million (US$1.0 million) for the six months ended June 30, 2022.

Net Loss

As a result of the above factors, net loss of approximately RMB91.2 million (US$12.6 million) for the Reporting Period was recorded, compared to a net loss of RMB196.9 million (US$29.4 million) for the six months ended June 30, 2022.

Current Assets

As of June 30, 2023, the current assets of the Group were approximately RMB7,042.2 million (US$971.2 million), representing a decrease of 4.8% as compared with approximately RMB7,397.1 million (US$1,072.5 million) as of December 31, 2022. As of June 30, 2023, the current ratio (current assets divided by current liabilities) of the Group was approximately 2.0 times (December 31, 2022: approximately 2.0 times).

Accounts Receivables, net of Allowance for Credit Losses

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased 20.4% from RMB2,292.7 million (US$332.4 million) as of December 31, 2022 to RMB1,825.7 million (US$251.8 million) as of June 30, 2023.

Accounts Payables

Our accounts payables represent payables to suppliers. As of June 30, 2023, accounts payables amounted to approximately RMB427.3 million (US$58.9 million), representing a decrease of approximately 10.0% as compared with approximately RMB474.7 million (US$68.8 million) as of December 31, 2022.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of June 30, 2023, accrued expenses and other current liabilities amounted to approximately RMB1,096.2 million (US$151.2 million), representing an increase of approximately 6.9% as compared with approximately RMB1,025.5 million (US$148.7 million) as of December 31, 2022, primarily due to the incremental accrual expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0.025% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,689.3 million (US$233.0 million), RMB59.4 million (US$8.2 million), and RMB1,463.8 million (US$201.9 million) as of June 30, 2023 (December 31, 2022: RMB2,144.0 million (US$310.9 million), RMB101.7 million (US$14.7 million), and RMB895.4 million (US$129.8 million). The increase in cash position was mainly due to the improvement of capital management efficiency.

Short-term Loan

As of June 30, 2023, we had short-term loan of approximately RMB1,123.5 million (US$154.9 million) (December 31, 2022: RMB1,016.1 million).

For the Reporting Period, the effective interest rates of the Group’s short-term bank borrowings ranged from 3.0% to 3.4% (December 31, 2022: 3.1% to 4.1%).

Pledge of Assets

As of June 30, 2023, no assets of the Group were pledged or charged.

Gearing Ratio

The calculation of gearing ratio is based on total debt at the end of the period divided by total equity for the period and multiplied by 100.0%. The gearing ratio as of December 31, 2022 and June 30, 2023 were both 1.1 times.

Contingent Liabilities and Commitments

As of June 30, 2023, the Group did not have any contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits.

We had cash and cash equivalents of RMB1,689.3 million (US$233.0 million) and RMB2,144.0 million (US$310.9 million), restricted cash of RMB59.4 million (US$8.2 million) and RMB101.7 million (US$14.7 million), short-term investments of RMB1,463.8 million (US$201.9 million) and RMB895.4 million (US$129.8 million) as of June 30, 2023 and December 31, 2022, respectively. All of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB1,825.7 million (US$251.8 million) and RMB2,292.7 million (US$332.4 million) and amounts due from related parties of RMB85.4 million (US$11.8 million) and RMB93.3 million (US$13.5 million) as of June 30, 2023 and December 31, 2022, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Reporting Period, the Group had not deployed any financial instrument for hedging its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

References are made to the announcements of the Company dated November 8, 2022 and February 1, 2023. Completion of the acquisition of Gap (Shanghai) Commercial Co., Ltd. took place on January 31, 2023. The Company will endeavor to complete the acquisition of Gap Taiwan Limited.

Save as disclosed above, there were no significant investments, acquisitions and disposals of subsidiaries, associates or joint ventures during the Reporting Period.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Company and ABG Hunter LLC, a subsidiary of Authentic Brands Group, a global brand development, marketing and entert ainment platform, have entered into a non-legally binding term sheet (“JV TS”), for the Company’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia. The completion of the proposed transaction under the JV TS is still subject to the conclusion and signing of definitive agreements by the respective parties and the fulfilment of customary closing conditions contained therein.

Other than disclosed in this announcement, the Group had no future plan for material investments or capital assets during the Reporting Period. However, the Group will continue to identify new opportunities for business development.

EMPLOYEES AND REMUNERATION POLICY

As of June 30, 2023, the Group had 8,181 full-time employees, compared with 7,588 as of December 31, 2022. The increase in full-time employees was mainly due to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023. Our success depends on our ability to attract, retain and motivate qualified personnel. Our senior management team consists of members that possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and restricted share units according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We have established comprehensive training programs, including orientation programs and on- the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the- job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs.

SUBSEQUENT EVENTS

As of August 2023, Baozun have entered into a non-legally binding term sheet with Authentic Brands Group, for more details, please view the section of FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS.

Save as disclosed above, there was no other event that has taken place subsequent to June 30, 2023 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Reporting Period, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Vincent Wenbin Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of our Group and has been instrumental to our growth and business operation as founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including our independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of our Group and are in the interests of our Company and our shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and our Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the model code for securities transactions by directors of listed issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as a code of conduct for securities transactions by the Directors during the Reporting Period.

Upon specific enquiry, all Directors confirmed that they have complied with the Model Code during the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

REVIEW OF INTERIM RESULTS

The Company has established an audit committee (the “Audit Committee”) in compliance with the Listing Rules. The Audit Committee has reviewed the unaudited interim financial results for the Reporting Period and considers that the unaudited interim financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

In addition, the Company’s independent auditor, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated financial statements for the Reporting Period in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

INTERIM DIVIDEND

The Board has resolved not to recommend the distribution of an interim dividend for the Reporting Period (2022: Nil).

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non- GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, fair value gain on derivative liabilities, gain on acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition- related expenses, fair value gain on derivative liabilities, gain on acquisition of subsidiaries, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun Inc., net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
Loss from operations	(64,525)	(77,066)	(10,628)
Add: Share-based compensation expenses	94,862	49,367	6,807
Amortization of intangible assets resulting from business acquisition	21,580	16,053	2,214
Acquisition-related expenses	–	2,709	374

Non-GAAP income (loss) from operations	51,917	(8,937)	(1,233)

Net loss	(196,942)	(91,194)	(12,576)
Add: Share-based compensation expenses	94,862	49,367	6,807
Amortization of intangible assets resulting from business acquisition	21,580	16,053	2,214
Unrealized investment loss	94,645	51,874	7,154
Acquisition-related expenses	–	2,709	374
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(4,402)	(3,072)	(424)
Gain on acquisition of subsidiaries	–	(3,251)	(448)
Fair value gain on derivative liabilities	–	(24,515)	(3,381)

Non-GAAP net income (loss)	9,743	(2,029)	(280)

Net loss attributable to ordinary shareholders of Baozun Inc.	(200,163)	(103,575)	(14,284)
Add: Share-based compensation expenses	94,862	49,367	6,807
Amortization of intangible assets resulting from business acquisition	16,400	12,224	1,686
Unrealized investment loss	94,645	51,874	7,154
Acquisition-related expenses	–	2,709	374
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(3,324)	(2,315)	(319)
Gain on acquisition of subsidiaries	–	(3,272)	(451)
Fair value gain on derivative liabilities	–	(24,515)	(3,381)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	2,420	(17,503)	(2,414)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.04	(0.30)	(0.04)
Diluted	0.04	(0.30)	(0.04)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	190,413,332	177,380,516	177,380,516
Diluted	192,760,523	177,380,516	177,380,516

PUBLICATION OF INTERIM RESULTS AND 2023 INTERIM REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2023 interim report will be dispatched to the Company’s shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

Hong Kong, August 28, 2023

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as Directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

*       for identification purposes only